UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 5, 2019, ObsEva SA (“ObsEva”) filed its 2018 Annual Report (“SIX Annual Report”) for the year ended December 31, 2018 with the SIX Swiss Exchange (“SIX”) and filed its Annual Report on Form 20-F for the year ended December 31, 2018, with the U.S. Securities and Exchange Commission (“SEC”).

These documents can be accessed on the “Investors” section of ObsEva’s website: www.obseva.com. In addition, the Form 20-F is available on the SEC’s website at www.sec.gov. Printed copies of the SIX Annual Report are available at the Company’s headquarters and registered office located at Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland. Any shareholder can request a printed copy of the Form 20-F, free of charge, upon request. Requests should be directed to ObsEva SA, Attn: Chief Financial Officer, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland or by telephone at +41 22 552 38 40.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: March 5, 2019	By:	/s/ Ernest Loumaye
	Name	Ernest Loumaye
	Title:	Chief Executive Officer